Exhibit 3.1

CERTIFICATE OF MENDMENT TO

ARTICLES OF INCORPORATION

OF CHINA ARMCO METALS, INC., AS AMENDED

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

                      China Armco Metals, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

“ARTICLE I

The name of the corporation is Armco Metals Holdings, Inc.”

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:    12,255,265      .

4.	Effective date of filing (optional): July 3, 2013.

5.	Officer Signature (Required):

/s/ Kexuan Yao

Kexuan Yao, President and Chief Executive Officer